UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 22, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 22, 2018, Pacific Drilling S.A. (the "Company") held its 2018 Annual General Meeting, at which the following resolutions were adopted:

1.

Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2017 to 31 December 2017 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2017 to 31 December 2017 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2017 to 31 December 2017;
4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2017 to 31 December 2017;
5.

Acknowledgement of the resignation of Mr. Ron Moskovitz with effect on June 2, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to June 2, 2017;

6.

Acknowledgement of the resignation of Mr. Christian J. Beckett with effect on August 1, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to August 1, 2017;

7.

Acknowledgement of the resignation of Mr. Paul Wolff with effect on August 31, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to August 31, 2017;

8.

Re-appointment of the following members of the Board for a term ending at the annual general meeting of the Company to be held in 2019: Jeremy Asher, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Matthew Samuels, and Robert A. Schwed;

9.	Approval of compensation of the members of the Board for 2018; and
10.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[
Pacific Drilling S.A.
(Registrant)

Dated:	May 23, 2018	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary